FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 19, 2003

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒             Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑            No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑            No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:    Telefónica Móviles, S.A. Board of Directors has agreed to call for a General meeting to be held at Madrid, on April 1st, on first call, or April 2nd on second call.

RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

In Madrid, February 19, 2003

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public a Relevant Fact, we hereby inform you that the Board of Directors of TELEFÓNICA MÓVILES, S.A. in its meeting held February 18th, has agreed to call a General Shareholders Ordinary Meeting to be held at Madrid, on April 1, 2003 on first call, and in the event that it cannot be held on first notice, to be held on April 2, 2003, on second call. The Agenda will include among others, the following matters:

AGENDA

-	Review and approval of the Annual Statements and of the Management Report of both “Telefónica Móviles, S.A.” and its Consolidated Group of Companies as well as approval of the proposal for allocation of the results of Telefónica Móviles, S.A.(offset of losses with unrestricted reserves and set aside of the legal reserve) and approval of the management of its Board of Directors, all pertaining to Fiscal Year 2002.

-	Distribution of Dividends with unrestricted reserves .

-	Ratification and appointment of Board Members

-	Appointment of the Company’s Auditor for year 2003.

-	Authorization for the acquisition of its own shares, directly or through a Company in the Group.

-	Delegation of powers to the Board of Directors for the issuing of ordinary debentures, convertibles notes, bonds and fixed interest securities exchangeable for shares or convertibles into shares, with the faculty in this latter case, of excluding preemptive subscription right of shareholders and security holders.

-	Modification of article 20 of the By-laws, (remuneration of the Board of Directors) and introduction of a new article 19 bis( ruling the composition, faculties and governance rules or the Audit Committee, as requested by new applicable regulation) .

-	Determination of the maximum annual remuneration of the Board of Directors as provided by new article 20 of the By Laws.

-	Delegations of powers to formalize, interpret, rectify and execute the resolutions adopted by the General Shareholders Meeting.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro

Vicesecretary of the Board of Directors and

General Counsel

TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: February 19, 2003	By:	/S/ ANTONIO VIANA BAPTISTA
Name: Antonio Viana Baptista Title: Chief Executive Officer

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